

Mail Stop 6010

March 18, 2008

VIA U.S. MAIL

Michael O'Neill
Vice President, Chief Financial Officer and Treasurer
Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111

>   **Re: Mentor Corporation**
>   **Form 10-K for the fiscal year ended March 31, 2007**
>   **Filed May 30, 2007**
>   **File No. 001-31744**

Dear Mr. O'Neill:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Angela Crane
>   Branch Chief